Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

June 13, 2019

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street N.E.

Mail Stop 3233

Washington, D.C. 20549

Attention:	Sara von Althann, Esq., Staff Attorney
Erin E. Martin, Esq., Legal Branch Chief

Re:	GreenTree Hospitality Group Ltd.
Registration Statement on Form F-3
Filed May 15, 2019
File No. 333-231504

Ladies and Gentlemen:

On behalf of our client, GreenTree Hospitality Group Ltd., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”).

The Company has responded to the Staff’s comments contained in the comment letter dated May 24, 2019 from the Staff (the “May 24 Comment Letter”) by amending the Registration Statement or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comments in the May 24 Comment Letter. The Staff’s comments are retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

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General

1.

We note that Section 7.6 of your Deposit Agreement includes a provision giving the company the discretion to require arbitration with regard to any claims or disputes arising under the Deposit Agreement, and that Sections 7.6 and 25 contain jury trial waivers. We further note your disclosure on page 24 of the registration statement under the heading “Limitations on Obligations and Liability” relating to the jury trial waiver. Please revise your registration statement to:

a.	Further describe the arbitration provision and the jury trial waiver provision, including how each such provision will impact your investors;

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Registration Statement.

b.	Describe any questions as to enforceability under federal and state law;

Based on past court decisions by New York state courts and federal courts, the Company believes that such courts generally respect the contractual decision of the parties to submit their disputes to arbitration and such arbitration provision is generally enforceable under federal law and the laws of the State of New York subject to certain exceptions, such as corruption, fraud or undue means.

While the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court, based on past court decisions, the Company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the federal laws and laws of the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe this is the case with respect to the deposit agreement and the ADSs as such provision with respect to waiver of jury trial has been described in the Registration Statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Registration Statement.

c.	Clarify whether each such provision applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering;

The Company respectfully submits that:

a)

The arbitration provision in the deposit agreement is intended to apply to all claims and disputes between or involving the parties to the deposit agreement (which include holders or beneficial owners of the ADSs) arising directly or indirectly from the relationship created by the deposit agreement, including any claims under the U.S. federal securities law and claims other than in connection with this offering; and

b)

The provision related to jury trial waivers in the deposit agreement is intended to apply to any suit, action or proceeding brought by any holder or beneficial owner of, or any holder of interests in, any ADSs against the Company or the depositary directly or indirectly arising out of or relating to the Company’s Class A ordinary shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated herein or therein, including any claims under the U.S. federal securities laws and claims other than in connection with this offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Registration Statement.

d.

To the extent each such provision applies to federal securities law claims, please revise the disclosure to state that by agreeing to each such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and

The Company respectfully submits that these provisions are not intended to be deemed a waiver by any holder or beneficial owner of ADSs of the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Registration Statement.

e.	Clarify whether purchasers of securities in a secondary transaction would be subject to these provisions.

The Company respectfully submits that purchasers of ADSs in a secondary transaction, as holders or beneficial owners of the ADSs, would also be subject to these provisions, although the arbitration provision does not preclude ADSs purchasers in the secondary transaction from pursuing claims under federal securities laws in federal courts.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the Registration Statement.

Additionally, the Company will include the following risk disclosure concerning how each such provision will impact its investors substantially in the form of the following risk factors in the prospectus supplements that will be used in connection with future offerings of the securities registered under the Registration Statement.

“Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

As a holder of our ADSs, you are a party to the deposit agreement under which our ADSs are issued. Under the deposit agreement, any action or proceeding against or involving the depositary arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of you owning the ADSs may only be instituted in a state or federal court in New York, New York. In addition, under the deposit agreement, you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. The depositary may, however, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration proceeding to be conducted under the terms described in the deposit agreement, which may include claims arising under the U.S. federal securities laws and claims not in connection with this offering, although the arbitration provisions do not preclude you from pursuing claims under the U.S. federal securities laws in federal courts. Furthermore, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the terms and subject to the conditions of the deposit agreement as amended. For more information, see “Description of American Depositary Shares” in the accompanying prospectus.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with applicable U.S. state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the U.S. federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. Accordingly, ADS holders, including holders that acquired ADSs in a secondary transaction, are subject to these provisions of the deposit agreement to the extent permitted by applicable law. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.”

2.

Additionally, we note your statements in Sections 5.2 and 17: “No disclaimer of liability under the Securities Act is intended by any provision of the Deposit Agreement.” Please advise us whether this statement is also intended to preclude disclaimers of liability under the Exchange Act, and revise the disclosure in your registration statement to discuss the meaning of this provision.

The Company respectfully advises the Staff that the referenced statement is also intended to preclude disclaimers of liability under the Exchange Act. In response to the Staff’s comment, the Company has revised the referenced disclosure on page 24 of the Registration Statement.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or Howie Farn at +852-2514-7668 (work), +852-6710-2672 (mobile) or hfarn@stblaw.com (email).

Very truly yours,
/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Alex S. Xu, Chairman and Chief Executive Officer

Xin Yue Jasmine Geffner, Chief Financial Officer

GreenTree Hospitality Group Ltd.

Howie Farn

Simpson Thacher & Bartlett

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